Exhibit 3.4

Welbilt, Inc.

Amendments to Bylaws

Adopted March 3, 2017

Section 1.1 of Article I of the Bylaws was amended to read as follows:

Delaware Office. The address of the registered office in the State of Delaware of Welbilt, Inc. (the “Corporation”) is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

Section 7.3 of Article VII of the Bylaws was amended to read as follows:

Seal. The corporate seal shall have inscribed thereon the words “Corporate Seal”, the year of incorporation and around the margin thereof the words “Welbilt, Inc. - Delaware.”